Exhibit 99.1

Alexco Files Management Information Circular in Connection with Annual General Meeting of Shareholders

VANCOUVER, BC, May 3, 2021 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") is pleased to announce that it has filed a notice of meeting and management information circular (the "Circular") to its shareholders of record as of April 26, 2021 in connection with its Annual General Meeting of shareholders (the "Meeting") to be held on June 10, 2021, at 1:30 p.m. (Pacific Time). The Meeting materials will be mailed out to shareholders on May 5th, 2021.

Due to the ongoing global coronavirus (COVID-19) public health emergency and in consideration of the health and safety of our shareholders, colleagues and our broader community, the Company strongly encourages shareholders to vote on the matters before the Meeting by proxy, and to view the Meeting presentation by way of conference call and webcast, rather than attend in person. The routine legal requirements of the Meeting will be carried out by a limited number of Company representatives.

Alexco encourages all shareholders to participate in the Meeting. Shareholders may submit questions to management ahead of the Meeting via email to info@alexcoresource.com. There will also be an opportunity to ask questions during the Meeting by conference call following the conclusion of the official business portion of the Meeting and webcast presentation.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are available on our website at www.alexcoresource.com/investors/annual-general-meeting/.

Meeting Matters

Shareholders will be asked to vote on the following:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors' report thereon for the year ended December 31, 2020;
2.	To fix the number of directors at six;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year; and
5.	To consider and, if thought fit, to approve an ordinary resolution approving all unallocated awards under the Company's restricted share unit incentive plan, as more particularly described in the corresponding Circular.

The Board of Directors of Alexco recommends that shareholders vote in favour of all proposed items.

Shareholder Information and Questions

Alexco shareholders who have questions about the Circular, or require assistance with voting their shares can contact Alexco at:

North America Toll Free: 1-844-392-3035
Email: info@alexcoresource.com

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. As per Alexco's 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's Mineral Resources through successful exploration.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/03/c2167.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 17:00e 03-MAY-21